ROBERT A. FREEDMAN	May 4, 2012	EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

David Edgar, Staff Accountant

Patrick Gilmore, Accounting Branch Chief

Re:	ServiceNow, Inc.

Registration Statement on Form S-1

Filed March 30, 2012

File No. 333-180486

Ladies and Gentlemen:

On behalf of ServiceNow, Inc. (the “Company”), we are concurrently transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-180486) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2012, as amended to date (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated April 26, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier, four copies of the Amendment in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain disclosures for the three months ended March 31, 2012 and include certain other disclosures.

The Company is also supplementally providing the Staff with certain information as Attachment A, Attachment B, and Attachment C to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), that the Staff return Attachment A, Attachment B and Attachment C to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially by the Commission, pursuant to Regulation 200.83 (17 C.F.R. § 200.83).

United States Securities and Exchange Commission

May 4, 2012

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

The Company supplementally advises the Staff that, once an estimated price range has been determined, the Company will supplementally advise the Staff. The Company further advises the Staff that it will include the number of shares offered and other information left blank in the Registration Statement prior to any circulation of the preliminary prospectus.

2. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms at http://sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance.

In response to the Staff’s comment, the Company has reviewed Question 101.02 of the Commission’s Compliance and Disclosure Interpretations related to Securities Act Forms in creating the artwork for the Registration Statement and has revised the Registration Statement to include the artwork.

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to provide the following additional disclosures:

•	A description of how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In response to the Staff’s comment, the Company has revised the Registration Statement on the cover page of the prospectus and on page 22 to provide additional disclosures regarding the Jumpstart Our Business Startups Act.

United States Securities and Exchange Commission

May 4, 2012

Prospectus Summary, page 1

4. Please disclose in the summary that your directors and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

In response to the Staff’s comment, the Company has revised page 5 of the Prospectus Summary to add disclosure regarding the substantial control that the Company’s directors, officers and principal stockholders will have after the offering. The Company has determined that such disclosure was sufficient to inform investors and that there was no need to repeat the information on the cover page of the prospectus.

Overview, page 1

5. Please provide quantitative or qualitative support for your statement that you are a “leading provider” of cloud-based services to automate enterprise IT operations.

The Company is supplementally providing as Attachment A support for the statement that the Company is a leading provider of cloud-based services to automate enterprise IT operations.

The supplemental materials are included as Attachment A to the copy of this letter that is being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

Risk Factors, page 9

“A portion of our revenues are generated by sales to government entities…,” page 22

6. Tell us what consideration you have given to quantifying the amount of your revenues attributable to the U.S. federal government and other highly regulated entities in this risk factor and to discussing your sales to such entities in your business disclosure. Refer to Item 101(c)(1)(ix) of Regulation S-K.

In response to the Staff’s comment, the Company has reviewed Item 101(c)(1)(ix) of Regulation S-K, and supplementally advises the Staff that only a small percentage of its revenues is from contracts with the U.S. federal government and, therefore, a material portion of its business is not subject to renegotiation of profits or termination of contract or subcontracts at the election of the U.S. federal government. In addition, the Company has revised the disclosure on pages 23 and 24 to clarify the types of other highly regulated industries in which its other customers participate. Furthermore, the Company supplementally advises the Staff that it has disclosed the percentage of revenues attributable to financial services industry customers on page 13.

Industry and Market Data, page 28

7. We note your statement in this section that you have not independently verified the accuracy or completeness of any third-party information included in the prospectus. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

United States Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised its disclosure on page 29 to make it clear that the Company does not lack a reasonable belief as to the accuracy and completeness of the market data it included in the Registration Statement.

Use of Proceeds, page 29

8. We note that you intend to use the net proceeds for working capital and other general corporate purposes. Please provide more meaningful disclosure of areas where you intend to use the net proceeds. Refer to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has provided additional disclosure on page 30 regarding its intent to use the net proceeds of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the six months ended December 31, 2010 and 2011

Revenues, page 42

9. We note that the growth in subscription revenues was primarily due to new customers and to a lesser extent, a larger number of subscriptions sold to existing customers; however you have not quantified the amount of the subscription revenue increase related to each of these factors. Additionally, we note that you discuss revenue distribution channels and quantify revenue by geographic region elsewhere in the filing but you have not provided a discussion of revenue growth from these aspects. Please revise to quantify the relative significance of each contributing factor that you identify. Also, please tell us what consideration was given to providing additional insight into your revenue growth, such as a break-out of direct sales versus indirect or channel sales, as well as the growth attributed to different geographic regions. Please refer to Section III.D of SEC Release 33-6835 and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has provided additional disclosure on pages 44 and 45.

Provision for Income Taxes, page 45

10. We note the significant change in your effective tax rate. We further note from disclosure on page F-28 that the line items “foreign taxes” and “valuation allowance” appear to have fluctuated significantly over these periods. Please revise to provide a discussion of factors that have had a significant impact on your effective income tax rate. To the extent that certain countries have had a more significant impact on your effective tax rate, please tell us and disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations in the future. Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 to disclose the impact of operations in foreign countries where the Company has different statutory rates and how those operations will impact the Company’s effective income tax rate.

United States Securities and Exchange Commission

May 4, 2012

Liquidity and Capital Resources, page 52

11. We note that your disclosures provide little insight into your operating cash flows. For example, for the six months ended December 31, 2011 you indicate that “the main drivers of the decrease in net operating assets included increases in deferred revenues and accrued liabilities partially offset by increases to accounts receivable and deferred commissions.” You indicate that the increases resulted primarily from the growth of your business however you have not quantified each factor nor explained working capital changes that are not directly proportionate to the growth in your business. We further note that your disclosure for operating cash flows in prior periods does not identify the main drivers of changes in your operating cash flows. Please tell us and revise to disclose the material factors contributing to changes in operating cash flows for each period and quantify the relative significance of each factor that you identify. Please refer to Section IV.B.1 of SEC Release 33-8350 and Section III.D of SEC Release 33-6835.

In response to the Staff’s comment, the Company has revised its disclosure on pages 59 and 60 to include the primary factors causing changes in the Company’s operating cash flows for each period and disclose each factor’s relative significance.

12. We note that in you intend to use cash in the next 12 months, in part, for “the addition and expansion of data centers.” Please tell us what consideration was given to disclosing the amount of planned capital expenditures for this initiative and any commitments for such expenditures. Please refer to Item 303(a)(2)(i) of Regulation S-K and Section IV of SEC Release 33-8350.

The Company supplementally advises the Staff it had no material commitments for capital expenditures as of December 31, 2011. However, in response to the Staff’s comment, the Company has added disclosure on page 58 regarding the Company’s planned capital expenditures related to the addition and expansion of data centers which had been previously disclosed on pages 11 and 12.

Critical Accounting policies and Significant Judgments and Estimates

Stock-Based Compensation, page 56

13. For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 72 to include the expected impact of the additional grants on the Company’s financial statements. In addition, the Company supplementally advises the Staff that it will continue to provide updates as requested through the effective date of the Registration Statement.

Common Stock Valuations, page 57

14. We note your tabular disclosure of stock options granted since July 1, 2010. Please revise your table to include all types of equity awards you have granted. In this regard, we note from disclosure on page F-32 that you granted 1,000,000 restricted stock units (“RSUs”) in 2012 that are not included in the table.

In response to the Staff’s comment, the Company has revised the table on page 66 to include all types of equity awards granted since July 1, 2010.

United States Securities and Exchange Commission

May 4, 2012

15. We note your disclosure on page 57 that your expected volatility for stock-based awards is derived from the historical volatility of publicly traded peer companies. We further note your disclosure on page 59 that the value of your common stock was determined in part by utilizing the market approach based on companies similar to your business, or guideline companies. Please address the following with respect to the group of comparable public companies used in your various analyses:

•	Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly;

•	Revise to disclose the basis for the selection of the set of comparable publicly-traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and

•	Describe any changes to the set of comparable publicly-traded companies.

In response to the Staff’s comment, the Company has revised its disclosures on pages 66 to 72 to describe how the set of comparable publicly-traded companies was selected and how the set has changed over time.

16. We note your disclosure on page 57 that in determining the fair value of your common stock, one of the factors you considered was contemporaneous independent valuations performed at periodic intervals by an independent valuation firm. However, we also note your reference to an independent valuation firm in your disclosure at each valuation date in determining the fair value of your common stock. Please describe the nature and extent of the independent valuation firm’s involvement in the determination of the fair value of your common stock at each valuation date. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

In response to the Staff’s comment, the Company has revised its disclosures on pages 64 to 72.

17. We note that beginning with the July 2011 common stock valuation, you disclose the risk-adjusted discount rate and non-marketability discount used in your valuations. Please tell us and revise to disclose the rates that were used in common stock valuations prior to July 2011.

In response to the Staff’s comment, the Company has revised its disclosure on pages 67 to 68 to disclose the risk-adjusted discount rate and non-marketability discounts used in our common stock valuations prior to July 2011.

18. When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company supplementally advises the Staff that it has not yet initiated discussions with the underwriters regarding an estimated IPO price range or amount for the Company’s stock. The Company acknowledges the Staff’s comment and will provide the requested information once the price range and amount is determined.

19. We note that the fair value of your common stock increased by approximately 300% from May 2011 through March 2012. Please reconcile and explain in further detail the significant factors that gave rise to the significant increase in value over this period of time. This reconciliation should describe the relative significance of intervening events within the company and changes in

United States Securities and Exchange Commission

May 4, 2012

assumptions, as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock up to the filing of the registration statement. For example, your common stock value increased by approximately 45% from January 2012 to February 2012; however, the weighting of each outcome and the assumptions disclosed did not change significantly and your disclosure does not provide any further insight regarding the increase in the fair value of your common stock. Also, when your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

In response to the Staff’s comment, the Company has added disclosure on pages 67 to 72 of the Registration Statement. The Company supplementally advises the Staff that when the IPO price range is determined, the Company will provide an explanation of the difference, if any, between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO price range.

20. We note your disclosure that the fair value of your common stock was determined to be $3.75 per share as of July 22, 2011. We also note that the fair value of your common stock did not change from July 2011 through October 2011. Please tell us and revise your disclosure to explain the reasons why the fair value of your common stock did not change during this time frame and whether you performed contemporaneous valuations as of September 2011 and October 2011. If you did not perform contemporaneous valuations as of September 2011 and October 2011, you should disclose the reasons why you chose not to perform such valuations.

In response to the Staff’s comment, the Company has added disclosure on pages 68 and 69 of the Registration Statement.

21. We note that as part of the November 2011 valuation, your management team reassessed the timelines for liquidity scenarios resulting in a likelihood of an IPO of 30%. We further note that the likelihood of an IPO in the prior valuation was 55%. Please explain the reason(s) for this adjustment, and the increases in the risk-adjusted discount rate and non-marketability discount, in further detail and tell us the impact these adjustments had on your common stock valuation in November 2011.

In response to the Staff’s comment, the Company has added disclosure on pages 69 and 70 of the Registration Statement.

Business

Our Opportunity, page 65

22. Please supplementally provide us with the applicable page or pages from the Gartner Report that support the claim that software revenues in the markets identified in this section will total $1.6 billion in 2012, growing to $19.8 billion in 2016.

The Company is supplementally providing as Attachment B the requested Gartner report, marked to indicate the claims regarding the growth of software revenues.

The supplemental materials are included as Attachment B to the copy of this letter that is being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

United States Securities and Exchange Commission

May 4, 2012

Customers, page 70

23. We note that you primarily market your services to large enterprises. Please disclose how you define “large enterprises.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 81 to define “large enterprises.”

Case Studies, page 71

24. Please supplementally advise us of the names of the customers discussed in the case studies in this section and tell us what consideration you gave to disclosing the names in the prospectus. In this regard, we note you disclose the identity of customers in the case studies included on your website. Also, please disclose the approximate date that each customer adopted your solution.

The Company is supplementally providing Attachment C, which specifies the names of the customers discussed in the case studies disclosed in the Business section of the Registration Statement. In response to the Staff’s comment, the Company supplementally advises the Staff that the Company believes that the disclosure of the names of the customers described in the case studies would not enhance investors’ understanding of how customers use the Company’s services, only one of the four case studies disclosed in the Registration Statement is also disclosed on the Company’s website, and the customers discussed in the case studies consented to the use of the case studies in the Registration Statement on an anonymous basis only. In addition, in response to the Staff’s comment, the Company has disclosed the approximate dates that each customer adopted its solution on pages 82 and 83.

The supplemental materials are included as Attachment C to the copy of this letter that is being transmitted by overnight courier. The Company requests pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

Executive Compensation

Competitive Positioning, page 84

25. You indicate in this section that prior to the compensation committee’s engagement of Compensia, you did not formally benchmark your executive compensation. Please disclose whether subsequent to the engagement of Compensia and the identification of a peer group, you benchmarked specific elements of compensation or established target percentiles in determining executive compensation in comparison to your peer group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 96 of the Registration Statement.

Fiscal 2011 Annual Bonuses, page 88

26. We note that the compensation committee established a maximum bonus pool of $400,000 for the fiscal 2011 annual bonuses, but that the actual amount available for payment of bonuses was based on a percentage of the difference between the increases in your annual contract values for fiscal years 2010 and 2011. Please disclose the actual bonus pool available for fiscal 2011 annual bonuses. Also, you indicate that your CEO and CFO determined the amount of the annual bonus award for each executive officer. Please clarify whether Messrs. Luddy and Chedrick were CEO and CFO, respectively, at the time the awards were determined and, therefore, recommended the amount of their own annual bonuses. Finally, you state that the amount of each executive’s award was based on an assessment of the executive’s individual performance “against performance criteria

United States Securities and Exchange Commission

May 4, 2012

that were extremely difficult to achieve.” Please revise to describe the performance criteria utilized in determining the fiscal 2011 bonus awards. Refer to Item 402(b)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 99 of the Registration Statement to include (a) disclosure regarding the actual bonus pool available for fiscal 2011 annual bonuses and (b) clarification of the officer positions held by Messrs. Luddy and Chedrick at the time the awards were determined. The Company supplementally advises the Staff that upon further review, there were no specific pre-determined performance criteria against which each executive was assessed and we have revised the disclosure to remove the reference and clarify the process used in determining the amounts of each executive’s award.

Principal and Selling Stockholders, page 114

27. After you have identified the entities that will be selling stockholders, if any, please ensure that you have disclosed the names of all natural persons who exercise voting and dispositive power over the shares being offered for resale. Also, revise your disclosure to indicate whether such selling stockholders are broker-dealers or affiliates of broker- dealers. If any are registered broker-dealers who acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, you should indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

In response to the Staff’s comment, the Company supplementally advises the Staff that the selling stockholders will be among those stockholders listed in the Principal and Selling Stockholders Table. The Company further advises the Staff that all natural persons who exercise voting and dispositive power over the shares being offered for resale have been disclosed on pages 125 and 126 and that no selling stockholders are broker-dealers or affiliates of broker-dealers.

28. Footnotes 1, 10, 12 and 14 contain disclaimers of beneficial ownership except to the extent of pecuniary interest. Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Exchange Act Rule 13d-3(a). Please revise.

In response to the Staff’s comment, the Company has deleted the referenced disclaimers of beneficial ownership.

Change in Accountants, page 133

29. We note your disclosure that you “had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Grant Thornton LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audits of the years ended June 30, 2010 and 2009.” Please revise to disclose whether there were any disagreements with Grant Thornton LLP through the date of dismissal pursuant to Item 304(a)(1)(iv) of Regulation S-K. Also, in light of revisions to disclosure, please provide an updated letter from Grant Thornton LLP indicating whether they agree with the statements made concerning their firm.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 to make it clear there were no disagreements with Grant Thornton through the date of dismissal. In addition, the Company has provided an updated letter from Grant Thornton as Exhibit 16.1 to the Registration Statement.

United States Securities and Exchange Commission

May 4, 2012

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

30. We note that your contracts typically do not provide customers with the right to take possession of software supporting your solutions. Please tell us the extent to which you have granted such rights to customers and tell us what consideration was given to the guidance of ASC 985-605-55-124 in determining how to account for arrangements containing such rights, if any. Please revise your disclosures as necessary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63, 64 and F-13 to indicate that in limited circumstances, the Company has granted certain customers the right to deploy the subscription service on the customers’ own servers without significant penalty. Accordingly, the Company accounts for those agreements under the provisions of ASC 985. The Company has analyzed all of the elements included in its multiple element arrangements and has determined that it does not have sufficient vendor-specific objective evidence (VSOE) of fair value to allocate revenue to its subscription service and professional services. The Company defers all revenue under the arrangement until the commencement of the subscription service and any associated professional services. Once the subscription service and the associated professional services have commenced, the entire fee from the arrangement is recognized ratably over the remaining period of the arrangement.

31. We note that prior to adopting ASU No. 2009-13 on July 1, 2010, you accounted for subscription and professional service fees for implementation and configuration of your subscription service as one unit of account which was recognized over the contractual term of the subscription agreement. Please tell us your basis for recognizing these implementation and configuration fees over the term of the subscription agreement rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f.

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and F-12 to indicate the basis for recognizing implementation and configuration fees over the term of the subscription agreement. The Company supplementally advises the Staff that it is the Company’s customary business practice to charge its customers for implementation and configuration services. Unlike set-up or upfront fees that do not involve separate activities, the professional services fees represent the culmination of a separate earnings process. Pricing for professional services deliverables and subscription deliverables are set by independent departments within the Company. In addition, pricing of the subsequent subscription renewals are not priced at a bargain to the professional services fees. However, prior to adopting ASU 2009-13 on July 1, 2010, subscription services and professional services were accounted for as a single unit of accounting as the Company determined that sufficient support for VSOE of fair value for the undelivered subscription services did not exist under the provisions of ASC 605-25. Therefore, the entire fee from the arrangement was recognized ratably over the term of the subscription agreement.

32. We note that subsequent to adopting ASU No. 2009-13, you account for subscription and professional services revenues as separate units of account and that in determining whether professional services have standalone value, you consider various factors as noted in your disclosure. As it relates to fees for implementation and configuration of your subscription service, please tell us specifically how you determine that stand-alone value exists for these services. Please refer to ASC 605-25-25-5(a).

United States Securities and Exchange Commission

May 4, 2012

In response to the Staff’s comment, the Company has revised the disclosure on pages 63 and F-12. The Company supplementally advises the Staff that it accounts for multiple elements included in a single arrangement as separate units of accounting if: (i) the delivered item has value to the customer on a standalone basis and (ii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. The Company determines that a delivered item has standalone value to the customer when either (i) any vendor (including the vendor that has entered into the arrangement with the customer) sells that item separately or (ii) the customer could resell that item on a standalone basis.

The Company’s on-demand application is fully-functional without any additional development, modification or customization. The Company provides customers access to its subscription service at the beginning of the contract term. Certain customers start using the subscription offering as soon as the subscription period begins, even though the professional services, including implementation and configuration services, are not completed. The Company’s professional services, including implementation and configuration services, consist of add-ons to optimize the implementation of the subscription service for customers’ workflows and business processes. No customization is required for customers to use their subscriptions. These services are not so unique and complex that other vendors could not provide them. In some instances, customers independently contract with third-party vendors to do the implementation and the Company regularly outsources deployment services to contracted third-party vendors. In all cases, these vendors provide the services independent of the Company. As a result, the Company concluded that professional services have standalone value.

33. For professional service fees that are priced on a fixed-fee basis and recognized as the services are delivered, please tell us and revise to disclose the accounting method used to recognize revenue for these services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and F-12 to indicate that it recognizes revenues for professional services that are priced on a fixed fee basis using the proportional performance model.

34. We note that you determine your best estimated selling price (BESP) by considering historical sales and other factors such as market competition and pricing practices. Please tell us and revise to provide a more detailed explanation of how you determine BESP including any other factors, trends, inputs, techniques or assumptions that you incorporate into your analysis. Please refer to ASC 605-25-50-2(e).

In response to the Staff’s comment, the Company has revised the disclosure on pages 62, 63 and F-13 to provide a more detailed explanation on how it determines BESP. The Company determines the selling price of each deliverable in the arrangement based on the selling price hierarchy in accordance with ASC 605-25-50. The selling price for each unit of account is based on BESP since VSOE and third-party evidence are not available for the Company’s deliverables. The BESP for each deliverable is determined primarily by considering the historical selling price of the deliverable in similar transactions as well as other factors, including, but not limited to: market competition, review of standalone sales, and pricing practices. The total arrangement fee for these multiple-element arrangements is then allocated to the separate units of account based on the relative selling price.

United States Securities and Exchange Commission

May 4, 2012

Subscription Service

The method used to determine BESP for subscription deliverables is consistent with the method used by the Company to determine prices for the subscription service that is sold regularly on a standalone basis. At least quarterly, members of the sales team and executive management team meet to discuss subscription pricing. In determining the appropriate pricing structure, the Company looks at the extent of competition in the market and competitive pricing of similar products. The Company also considers marketing analyses and feedback from discussions with industry analysts. The Company prices its subscription service based on the number of users with a defined process role, according to a tiered structure in which the price per user decreases as the number of users increase. The Company also considers the term of the contract in setting the price. The Company has a process for approval of discounts to customers when the requested discount on a quote exceeds agreement discounts (discounts agreed upon contractually) and, in the absence of agreement discounts, discount thresholds allowed under the Company’s discount policy. The discount process, which is integrated into the orders process, is used to ensure that every exception discount is reviewed and approved by the appropriate level of management based upon set limits. Deal discounts, margin and deal size are the factors that translate how quotes are routed across the sales hierarchy. The Company establishes BESP of its subscription service based upon the historical selling price of the particular deliverable using the same stratification and segmentation as described above.

Professional Services

Historically, fees for professional services have been on a fixed fee basis and established as a percentage of the annual subscription fee. During contract negotiations, the Company performed an analysis that considered the following factors: the engagement manager and consultants, the applications being deployed, the complexity of the organization and the timeframe over which the project will be performed.

The Company also prepared a standard build-up model to calculate a fixed price for professional services based on an expected level of effort, by hour and by type of work expected to be performed as part of a standard contract. The rate per hour was determined by taking cost plus an expected gross margin. The Company then reviewed the results of its pricing analysis to ensure that the professional services fee, as a percentage of the average annual subscription fee, was consistent with the standard build-up model. If professional services fees were priced below the expected range due to discounting, fees allocated to professional services were limited to the amount that is not contingent upon the delivery of the subscription service. As a result, the Company did not perform any allocation from subscription service to professional services.

In December 2011, the Company began shifting its pricing model to a time-and-materials basis.

Note 7. Convertible Preferred Stock, page F-20

35. For each series of convertible preferred stock, please tell us and revise to disclose the participation rights including whether there is an obligation to share in losses with common stockholders. Please refer to ASC 505-10-50-3 and ASC 260-10-45-68.

In response to the Staff’s comment, the Company has revised the disclosure on page F-17 to clarify that no series of the Company’s convertible preferred stock participate in losses.

Note 12. Income Taxes, page F-28

36. We note the impact your foreign operations had on your effective tax rate for the period ended December 31, 2011. Please tell us and revise your disclosure, as necessary, to provide a breakdown of the components included in the “foreign taxes” line item in your reconciliation of

United States Securities and Exchange Commission

May 4, 2012

income taxes computed at the federal statutory rate to your provision for income taxes. Please refer to Rule 4-08(h)(2) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on page F-32 to indicate that the foreign tax rate line item in the tax rate reconciliation relates to the impact of different tax rates between the United States and the various foreign tax jurisdictions where the Company conducts business. The Company respectfully advises the Staff that it does not believe that it is required to disclose a breakdown by country, and such a disclosure will not materially enhance investors’ understanding of our tax structure.

Recent Sales of Unregistered Securities, page II-2

37. You indicate that the unregistered sales of your securities in February and March 2012 were made based on a claim of exemption under Rule 506 of Regulation D. However, you do not appear to have filed any Forms D in connection with these offerings. Please file the required Forms D for these sales or tell us in your response letter why no such filings are required. See Rule 503 of Regulation D.

In response to the Staff’s comment, the Company filed the Forms D for the unregistered sales of the Company’s securities described in the Staff’s comment on May 1, 2012.

Exhibits, page II-4

38. Please file your agreements with your data centers as exhibits to the registration statement or tell us why this is not required. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company respectfully submits that the agreements with service providers who operate the Company’s data centers are not required to be filed as exhibits to the Registration Statement because the agreements are not material contracts under Item 601(b)(10)(ii)(B) of Regulation S-K. The Company advises the Staff that (1) the agreements are contracts that ordinarily accompany the kind of business conducted by the Company and (2) the Company is not substantially dependent on any one of its current data center agreements.

The Company has contracts with nine service providers to operate its data center facilities. As a result of having multiple service providers, the Company has implemented redundancies across the services currently being performed by the service providers such that, if any one service provider is unable to perform services, the Company could continue operations by relying on the remaining data center facilities. In addition, other companies provide comparable offerings to those being provided by the Company’s current service providers and some of these companies have resources that are equal to or greater than those of the Company’s current service providers. In light of the foregoing, the Company believes that several other companies could provide the Company with services that are substantially similar to those it receives from its current service providers, at a cost to the Company that is not materially higher than the cost incurred with its current service providers and without a substantial disruption to the Company’s business.

Pursuant to the current agreements, the service providers are not entitled to terminate their respective agreements prior to the expiration of their terms except for cause. If the Company were unable to renew the agreements following the expiration of their respective

United States Securities and Exchange Commission

May 4, 2012

terms, the Company believes that, while a transition of all traffic and data currently hosted by that service provider to an alternative service provider could potentially be disruptive, it would not cause substantial harm to the Company’s business or results of operations.

In addition to the above comments, Mr. Crispino of the Staff called the Company’s outside counsel, Mr. Robert Freedman of Fenwick & West LLP, with two additional comments.

1. Mr. Crispino requested that the Company delete the definition of “IT” on the Table of Contents page and instead define “IT” in the first place it appears in the Prospectus Summary.

In response to the Staff’s comment, the Company has made the requested revisions.

2. Mr. Crispino noted that the Company’s name appears as Service-now.com on EDGAR, while the Registration Statement includes the name ServiceNow, Inc. He requested that the Company work to change the EDGAR name to ServiceNow, Inc. to avoid future confusion.

In connection with the Company’s reincorporation into Delaware, the Company will change its name to ServiceNow, Inc. In response to the Staff’s comment, the Company has arranged for the Company’s SEC filings to appear on EDGAR under the name ServiceNow, Inc. instead of Service-now.com.

* * * * * * *

United States Securities and Exchange Commission

May 4, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292 or, in his absence, Dawn Belt, Esq. at (650) 335-7830.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Enclosure

cc:	Frank Slootman, Chief Executive Officer

Robert Specker, Esq., General Counsel

Ethan Christensen, Esq., Vice President, Legal

ServiceNow, Inc.

Gordon Davidson, Esq.

Dawn Belt, Esq.

Fenwick & West LLP

Stephane Berthier

PricewaterhouseCoopers LLP

Eric Jensen, Esq.

John McKenna, Esq.

Cooley LLP